UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/098232/06)

(Codes for ordinary shares – HAR. ISIN: ZAE000015228)

(Codes for warrants – HARW, ISIN: ZAE000031209)

Conversion of preference shares in Harmony by the Industrial Development Corporation of South Africa Limited (the "IDC")

Shareholders of Harmony are advised that the IDC has converted its 10 958 904 redeemable convertible preference shares in the share capital of Harmony ("preference shares") at a conversion price of R41,50 per preference share. The IDC accordingly obtained an additional 10 958 904 ordinary shares in Harmony ("Harmony shares") Harmony has been advised by the IDC that it has completed a placement of an equivalent number (10 958 904) of Harmony shares in the market over the past three weeks at an average price of R85,46 per Harmony share.

This will result in Simane Security Investments (Proprietary) Limited becoming an unencumbered holder of approximately 6,8% of Harmony's shares.

Randfontein

4 February 2002

Sponsor

J.P. Morgan Equities
(Incorporated in the Republic of South Africa)
(Registration number 1995/011815/06)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2002

Harmony Gold Mining Company Limited

By: /s/ Fred Baker

Name: Fred Baker

Title: Company Secretary